=================================================================

                 SECURITIES AND EXCHANGE COMMISSION
                       450 Fifth Street, N.W.
                     Washington, D. C.   20549
                 ----------------------------------


                           FORM 10-SB/A-1
            General Form for Registration of Securities

                Pursuant to Section 12(b) or (g) of
                The Securities Exchange Act of 1934



                     OIL AND GAS SEEKERS, INC.
       (Exact name of registrant as specific in its charter)


Nevada                             88-0420501
(State of Incorporation)           (I.R.S. Employer
                                   Identification No.)

                         2810 South Madison
                   Spokane, Washington 99203-1361
       (Address of executive offices, including postal code)


Registrant's telephone number:     (509) 455-5661

Copies to:                         Conrad C. Lysiak, Esq.
                                   601 West First Avenue
                                   Suite 503
                                   Spokane, Washington   99201
                                   (509) 624-1475

 Securities to be registered pursuant to Section 12(b) of the Act:

                                NONE
 -----------------------------------------------------------------
                          (Title of Class)


 Securities to be registered pursuant to Section 12(g) of the Act:

                            COMMON STOCK
 -----------------------------------------------------------------
                          (Title of Class)


==================================================================

ITEM 1.   DESCRIPTION OF BUSINESS.

Background

     OIL AND GAS SEEKERS, INC. (the "Company") is a development stage enterprise formed under the laws of the State of Nevada, on March 19, 1999, for the purpose of purchasing, developing and operating oil and gas leases.

     The Company has acquired one undeveloped oil and gas lease and intends to acquire additional leases prior to deciding where to initiate drilling operations.

Selection of Target Areas for Acquisition

     The Company's proposed plans call for it to consider several factors in choosing a region for acquisition of oil and gas leases. First, the Company considers those regions in which one or more of its technical personal have field experience. The Company anticipates that additional prospects to be acquired will be located within Texas or Oklahoma. At the present time the Company has not targeted any additional oil and gas leases for acquisition. The Company intends to acquire additional oil and gas leases from other oil and gas companies.


     The Company will determine which leases it is interested in acquiring based upon the analysis of technical and production data, on site verification of any well equipment and production capability, and verification of ownership of lease hold rights. The Company anticipates that it will take from four to six months to acquire additional leasehold interests. Further, the Company intends upon diversifying its production portfolio with respect to both reservoir production characteristics and to market access. The Company believes that the overall effect of these two unrelated characteristics is to significantly lower the overall risk of the Company strategy.

Geological and Geophysical Techniques

     The Company may employ detailed geological interpretation combined with advanced seismic exploration techniques to identify the most promising leases. Geological interpretation is based upon data recovered from existing oil and gas wells in an area and other sources. Such information is either purchased from the company that drilled the wells or becomes public knowledge through state agencies after a period of years. Through analysis of rock types, fossils and the electrical and chemical characteristics of rocks from existing wells, the Company can construct a picture of rock layers in the area. Further, the Company will have access to the logs from the existing operating wells which will allow the Company to extrapolate a decline curve and make an estimation of the number of recoverable barrels of oil existing beneath a particular lease. The Company has not purchased, leased, or entered into any agreements to purchase or lease any of the equipment necessary to conduct the geological or geophysical testing referred to herein and will only be able to do so upon raising additional capital through loans or the sale of equity securities.

Market for Oil and Gas Production

     The market for oil and gas production is regulated by both the state and federal governments. The overall market is mature and with the exception of gas, all producers in a producing region will receive the same price. The major oil companies will purchase all crude oil offered for sale at posted field prices. There are price adjustments for quality difference from the Bench Mark. Oil sales are normally contracted with a gatherer who will pick-up the oil at the well site. In some instances there may be deductions for transportation from the well head to the sales point. At this time the majority of crude oil purchasers do not charge transportation fees, unless the well is outside their service area. The oil gatherer will usually handle all check disbursements to both the working interest and royalty owners. The Company will be a working interest owner. By being a working interest owner, the Company is responsible for the payment of its proportionate share of the operating expenses of the well. Royalty owners and over-riding royalty owners receive a percentage of gross oil production for the particular lease and are not obligated in any manner whatsoever to pay for the costs of operating the lease. Therefore, the Company, in most instances, will be paying the expenses for the oil and gas revenues paid to the royalty and over-riding royalty interests.

     Gas sales are by contract. The gas purchaser will pay the well operator 100% of the sales proceeds on or about the 25th of each and every month for the previous months sales. The operator is responsible for all checks and distributions to the working interest and royalty owners. There is no standard price for gas. Prices will fluctuate with the seasons and the general market conditions. It is the Company's intention to utilize this market when ever possible in order to maximize revenues. The Company does not anticipate any significant change in the manner production is purchased, however, no assurance can be given at this time that such changes will not occur.

Acquisition of Future Leases

     The principal activity for the Company in the future will be the acquisition of producing oil and gas leases. The acquisition process may be lengthy because of the amount of investigation which will be required prior to submitting a bid to a major oil company. Verification of each property and the overall acquisition process can be divided into three phases, as follows:

     Phase 1. Field identification. In some instances the seller will have a formal divestiture department that will provide a sales catalog of leases which will be available for sale. Review of the technical filings made to the states along with a review of the regional geological relationships, released well data and the production history for each lease will be utilized. In addition a review of the proprietary technical data in the sellers office will be made and calculation of a bid price for the field.

     Phase 2. Submission of the Bid. Each bid will be made subject to further verification of production capacity, equipment condition and status, and title.

     Phase 3. Closing. Final price negotiation will take place. Cash transfer and issuance of title opinions. Tank gauging and execution of transfer orders.

     After closing has occurred, the newly acquired property will be turned over to the Company for possible work-overs or operational changes which will in the Company's estimation increase each well's production.

     In connection with the acquisition of an oil and gas lease for work-over operations, the Company is able to assume 100% ownership of the working-interest and surface production equipment facilities with only minor expenses. In exchange for an assignment of the lease, the Company agrees to assume the obligation to plug and abandon the well in the event the Company determines that reworking operations are either too expensive or will not result in production in paying quantities. The cost of plugging a well can run from $500 to $15,000, depending on the condition of the well. The Company believes that the obligation to plug an existing well will in no way jeopardize its operations, and in the long run is economically worth the risk involved compared with the possibility of acquiring existing production. Utilizing these systems the Company will be able to acquire oil and gas leases from large and small oil and gas firms with little costs. The Company also believes that it may be able to plug the wells in question, at no cost to the Company, in exchange for the production tubing and casing which will be removed during the plugging process.

     Several major oil companies have recently placed numerous oil and gas properties out for competitive bidding. The Company currently does not have sufficient revenues or funds available to it to make a bid for such properties. The Company intends to raise additional capital through loans or the sale of equity securities in order to have sufficient funds to make a bid for such properties. There is no assurance that the Company will ever raise such additional capital and if the Company is unable to raise such capital, it may have to cease operations. At the present time, the Company has not identified any specific oil and gas leases which it intends to acquire and will only be able to make such determination upon raising said capital.

Net Production

     As of the date hereof, the Company has acquired a 100% working interest, in one non-producing oil and gas lease. See "Item 2.
Description of Properties."

Competition

     The oil and gas industry is highly competitive. The Company's competitors and potential competitors include major oil companies and independent producers of varying sizes of which are engaged in the acquisition of producing properties and the exploration and development of prospects. Most of the Company's competitors have greater financial, personnel and other resources than does the Company and therefore have a greater leverage to use in acquiring prospects, hiring personnel and marketing oil and gas. Accordingly, a high degree of competition in these areas is expected to continue.

Governmental Regulation

     The production and sale of oil and gas is subject to regulation by state, federal and local authorities. In most areas there are statutory provisions regulating the production of oil and natural gas under which administrative agencies may set allowable rates of production and promulgate rules in connection with the operation and production of such wells, ascertain and determine the reasonable market demand of oil and gas, and adjust allowable rates with respect thereto.

     The sale of liquid hydrocarbons was subject to federal regulation under the Energy Policy and Conservation Act of 1975 which amended various acts, including the Emergency Petroleum Allocation Act of 1973. These regulations and controls included mandatory restrictions upon the prices at which most domestic crude oil and various petroleum products could be sold. All price controls and restrictions on the sale of crude oil at the wellhead have been withdrawn. It is possible, however, that such controls may be reimposed in the future but when, if ever, such reimposition might occur and the effect thereof on the Company cannot be predicted.

     The sale of certain categories of natural gas in interstate commerce is subject to regulation under the Natural Gas Act and the Natural Gas Policy Act of 1978 ("NGPA"). Under the NGPA, a comprehensive set of statutory ceiling prices applies to all first sales of natural gas unless the gas is specifically exempt from regulation (i.e., unless the gas is "deregulated"). Administration and enforcement of the NGPA ceiling prices are delegated to the FERC. In June 1986, the FERC issued Order No. 451, which, in general, is designed to provide a higher NGPA ceiling price for certain vintages of old gas. It is possible, though unlikely, that the Company may in the future acquire significant amounts of natural gas subject to NGPA price regulations and/or FERC Order No. 451.

Company's Office

     The Company's offices are located at 2810 South Madison, Spokane, Washington 99203-1361. The Company leases the space from Harold Kaufman, Jr., the Company's Secretary/Treasurer, as well as, equipment including computers, office computer programs, fax machines, small copy machines, a scanner, telephones, desks, files and fixtures. The lease payment is at the rate of $1,000.00 per year, plus out-of-pocket expenses. The transaction with Mr. Kaufman is no less favorable to the Company than can be obtained from independent third parties.

Employees

     The Company is a development stage company and currently has no employees other than its Officers and Directors.

RISK FACTORS

     1. Nature of Oil and Gas Exploration. The search for oil and gas has historically been marked by unprofitable efforts resulting not only from the drilling of dry holes, but also from wells which, though productive, will not produce oil or gas in sufficient quantities to return a profit. Liabilities in excess of insurance coverage could possibly be incurred by the Company as a result of a blow-out, fire, personal injury or other casualty. Pollution which might be caused by the Company's operations could also result in liabilities and restrictions on the Company's activities. If properties are proven productive, there is no assurance such production can be sold at the most favorable rates or in optimum quantities. The oil and gas industry is highly competitive and includes a number of large well-established companies which possess substantially greater resources than the Company. To the extent the Company acts as the unit operator of its oil and gas wells, it can be expected to make substantial advancements on behalf of other joint owners of the property. There is no assurance that such joint owner advancements will be collectible. See "Business."

     2. Volatility of Oil and Gas Markets. In the past few years, the price of oil and gas has been volatile. There is no assurance that in the future prices for oil and gas production will stabilize at current rates.

     3. Availability of Suitable Prospects or Producing Properties. Competition for prospects and producing properties is intense. The Company will be competing with a number of other potential purchasers of prospects and producing properties, most of which will have greater financial resources than the Company. Due to the depressed state of the oil and gas industry, the bidding for prospects has become particularly intense with different bidders evaluating potential acquisitions with difference product pricing parameters and other criteria that result in widely divergent bid prices. See "Business - Competition." The presence in the market of bidders willing to pay prices higher than are supported by the Company's evaluation criteria could further limit the ability of the Company to acquire prospects and low or uncertain prices for properties can cause potential sellers to withhold or withdraw properties from the market. In this environment, there can be no assurance that there will be a sufficient number of suitable prospects available for acquisition by the Company or that the Company can sell prospectus or obtain financing for or participants to join in the development of prospects.

     4. Title to Properties. It is customary in the oil and gas industry that upon acquiring an interest in a property, that only a preliminary title investigation be done at that time. If the title to the prospects should prove to be defective, the Company could lose the costs of acquisition, or incur substantial costs for curative title work.

     5. Shut-in Wells and Curtailed Production. Production from gas wells in many geographic areas of the United States has been curtailed or shut-in for considerable periods of time due to a lack of market demand, and such curtailments may continue for a considerable period of time in the future. There may be an excess supply of gas in areas where the Company's operations will be conducted. In such event, it is possible that there will be no market or a very limited market for the Company's prospects.

     6. Operating and Environmental Hazards. Hazards incident to the operation of oil and gas properties, such as accidental leakage of petroleum liquids and other unforeseen conditions, may be encountered by the Company if it participates in developing a well and, on occasion, substantial liabilities to third parties or governmental entities may be incurred. It is anticipated that customary insurance coverage will be obtained, but the Company could be subject to liability for pollution and other damages or may lose substantial portions of prospects or producing properties due to hazards which cannot be insured against or which have not been insured against due to prohibitive premium costs or for other reasons. Governmental regulations relating to environmental matters could also increase the cost of doing business or require alteration or cessation of operations in certain areas. See "Business - Government Regulations."

     7. Uninsured Risks. The Company may not be insured against all losses or liabilities which may arise from operations, either because such insurance is unavailable or because the Company has elected not to purchase such insurance due to high premium costs or other reasons.

     8. Federal and State Taxation. Federal and state income tax laws are of particular significance to the oil and gas industry. The "windfall profits tax" adopted in 1980 reduces the profits which may be realized by the Company in the production of crude oil. Recent legislation has eroded previous benefits to oil and gas producers, and any subsequent legislation may continue this trend. The states in which the Company may conduct oil and gas activities also impose taxes upon the production of oil and gas located within such states. There can be no assurance that the tax laws will not be changed or interpreted in the future in a manner which adversely affects the Company.

     9. Government Regulation. The oil and gas business is subject to substantial governmental regulation, including the power to limit the rates at which oil and gas are produced and to fix the prices at which oil and gas are sold. It cannot be accurately predicted whether additional legislation or regulation will be enacted or become effective.

     10. Writedowns and Limits on Accuracy of Reserve Estimates. Oil and gas reserve estimates are necessarily inexact and involve matters of subjective engineering judgment. In addition, any estimates of future net revenues and the present value of such revenues are based on price and cost assumptions provided by the Company as its best estimate. These estimates may not prove to have been correct over time. A further decline in oil and gas prices may require the Company to write down the value of its oil and gas reserves.

     11. Need for Additional Key Personnel. At the present, the Company employs no full time employees. The success of the Company's proposed business will depend, in part, upon the ability to attract and retain qualified employees. The Company believes that it will be able to attract competent employees, but no assurance can be given that the Company will be successful in this regard. If the Company is unable to engage and retain the necessary personnel, its business would be materially and adversely affected. See "Use of Proceeds" and "Business."

     12. Reliance Upon Directors and Officers. The Company is wholly dependent, at the present, upon the personal efforts and abilities of its Officers who will exercise control over the day to day affairs of the Company, and upon its Directors, most of whom are engaged in other activities, and will devote limited time to the Company's activities. Upon completion of this offering. The President will devote 5% of his time to the operation of the day to day affairs of the Company, the Vice President will devote 2% his time to the operation of the day to day affairs to the Company and the Secretary/Treasurer will devote 2% of his time to the operation of the day to day affairs to the Company. Accordingly, while the Company may solicit business through its Officers, there can be no assurance as to the volume of business, if any, which the Company may succeed in obtaining, nor that its proposed operations will prove to be profitable. As of the date hereof, the Company does not have any commitments regarding its proposed operations and there can be no assurance that any commitments will be forthcoming. See "Business" and "Management."

     13. Need for Subsequent Funding. The Company may have future needs for additional funds in order to finance its proposed business operations. The Company's continued operations therefore may depend upon the availability of cash flow, if any, from its operations or its ability to raise additional funds through bank borrowings or equity or debt financing. There is no assurance that the Company will be able to obtain additional funding when needed, or that such funding, if available, can be obtained on terms acceptable to the Company. If the Company cannot obtain needed funds, it may be forced to curtail or cease its activities.

     14.  Non-Arms's Length Transaction.  The number of shares of
Common Stock issued to present shareholders of the Company for cash was arbitrarily determined and may not be considered the product of arm's length transactions. See "Principal Shareholders."

     15. Indemnification of Officers and Directors for Securities Liabilities. The Bylaws of the Company provide that the Company may indemnify any Director, Officer, agent and/or employee as to those liabilities and on those terms and conditions as are specified in the Nevada Business Corporation Act. Further, the Company may purchase and maintain insurance on behalf of any such persons whether or not the corporation would have the power to indemnify such person against the liability insured against. The foregoing could result in substantial expenditures by the Company and prevent any recovery from such Officers, Directors, agents and employees for losses incurred by the Company as a result of their actions. Further, the Company has been advised that in the opinion of the Securities and Exchange Commission, indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

     16. Competition. The Company believes that it will have competitors and potential competitors, many of whom may have considerably greater financial and other resources than the Company.

     17. Public Market for Securities. The Company's common stock is not traded on any medium and there is no assurance that the Company's common stock will ever be traded.

     18. Cumulative Voting, Preemptive Rights and Control. There are no preemptive rights in connection with the Company's Common Stock. Cumulative voting in the election of Directors is not provided for. Accordingly, the holders of a majority of the shares of Common Stock, present in person or by proxy, will be able to elect all of the Company's Board of Directors. See "Description of the Securities."

     19. No Dividends Anticipated. At the present time the Company does not anticipate paying dividends, cash or otherwise, on its Common Stock in the foreseeable future. Future dividends will depend on earnings, if any, of the Company, its financial requirements and other factors. Investors who anticipate the need of an immediate income from their investment in the Company's Common Stock should refrain from the purchase of the securities. See "Dividend Policy."


ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     The Company has inadequate cash to maintain operations during the next twelve months. In order to meet its cash requirements the Company will have to raise additional capital through the sale of securities or loans. As of the date hereof, the Company has not made sales of additional securities and there is no assurance that it will be able to raise additional capital through the sale of securities in the future. Further, the Company has not initiated any negotiations for loans to the Company and there is no assurance that the Company will be able to raise additional capital in the future through loans. In the event that the Company is unable to raise additional capital, it may have to suspend or cease operations.

     The Company does not intend to conduct any research or development of its services during the next twelve months other than as described herein. See "Business."

     The Company does not intend to purchase a plant or significant equipment. The Company will hire employees on an as needed basis, however, the Company does not expect any significant changes in the number of employees.

     The Company does not expect to earn revenues until it begins recovering oil and/or gas.


ITEM 3.   DESCRIPTION OF PROPERTIES.

     The Company owns one undeveloped oil and gas lease, more particularly described as a 100% leasehold interest and a 78% net revenue interest, in and to that certain oil and gas lease dated January 9, 1954, from Ed Ford, et ux, as Lessors, to Vanroe M. Howard,
as Lessee, recorded in Volume 266, page 216,   Deed Records of Stephens
County, Texas, only insofar as said lease covers all of Texan Emigration and Land Company, Survey No. 1083, Stephens County, Texas, save and except 20 acres in the form of a square surrounding the Ed Ford A-3 well located in the southwest corner of said survey, containing 300 acres of land, more or less.

ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
          MANAGEMENT.

     The following table sets forth the Common Stock ownership of each person known by the Company to be the beneficial owner of five percent or more of the Company's Common Stock each director individually and all officers and directors of the Company as a group. Each person has sole voting and investment power with respect to the shares of Common Stock shown, unless otherwise noted, and all ownership is of record and beneficial.

Name                Number of                               Number of
of owner            Shares         Position                 Shares

Gary Ruff           16,900,000     President, Chief         44.05%
2120 Crosswood Lane                Executive Officer and
Irving, TX 75063                   a member of the
                                   Board of Directors

Albert J.
 Schauble, Jr.               0     Vice President and        0.00%
903 S. Jefferson St.               a member of the
Kennewick, WA 99336                Board of Directors

Harold Kaufman Jr.  18,000,000     Secretary/Treasurer,     46.92%
2810 South Madison                 Chief Financial Officer
Spokane, WA 99203                  and a member of the
                                   Board of Directors

All officers and    34,900,000                              90.97%
directors as a
group (3 persons)

Doris Ruff           3,300,000                               8.60%
2001 Yacht Vindex
Newport Beach, CA 92660


ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The officers and directors of the Company are as follows:

Name                     Age       Position

Gary Ruff                40        President, Chief Executive Officer
                                   and a member of the Board of
                                   Directors

Albert J. Schauble, Jr.  44        Vice President and a member of the
                                   Board of Directors

Harold Kaufman, Jr.      39        Secretary/Treasurer, Chief
                                   Financial Officer and member of the
                                   Board of Directors

     All directors hold office until the next annual meeting of shareholders which is tentatively scheduled for third week in March, 2001, or until their successors have been elected and qualified. The Company's officers are elected by the Board of Directors at the annual meeting and hold office until their death, or until they resign, or have been removed from office.

Officer and Director Biographies:

Gary Ruff - President, Chief Executive Officer and a member of the Board of Directors.

     Mr. Ruff is a founder, President, Chief Executive Officer and a member of the Board of Directors of the Company. From September 1996 to June 1998, Mr. Ruff was Vice President and a member of the Board of Directors of Equipment Leasing & Sales Corporation, a Washington corporation. Equipment Leasing & Sales purpose is to lend and sell equipment and supplies to third parties. Since August 1992, Mr. Ruff has been Senior Counsel for Tenet Healthcare Corporation, Dallas Texas. During the month of July 1992, Mr. Ruff was on vacation. From July 1985 to June 1992 Mr. Ruff was Tax Manager at Deloitte & Touche, Certified Public Accountants. Mr. Ruff holds a L.L.M. degree in taxation from Georgetown University Law Center; a Juris Doctor degree from Pepperdine University School of Law; a Masters of Management from the J.L. Kellogg School of Management from Northwestern University, Evanston, Illinois; and, a B.B.A. degree in accounting from Gonzaga University, Spokane, Washington. Mr. Ruff is licensed to practice law in the states of California and Texas.

Albert J. Schauble, Jr. - Vice President and a member of the Board of
Directors.

     Since May 2000, Mr. Schauble has been the Vice President and a member of the Board of Directors. Since 1979, Mr. Schauble has been employed as a high school teacher and coach by the Kennewick School District, Kennewick, Washington.

Harold Kaufman, Jr. - Secretary/Treasurer, Chief Financial Officer and a member of the Board of Directors

     Mr. Kaufman is a founder, Secretary/Treasurer, Chief Financial Officer and a the Board of Directors of the Company. From December 1997 to March 1999, Mr. Kaufman was the President, Treasurer and a member of the Board of Directors of Professional Perceptions, Inc., a Nevada corporation. Professional Perceptions purpose is to assist retail businesses with the development of marketing programs. Since 1994, Mr. Kaufman has been the Vice President and a member of the Board of Directors of Probity Corporation, a Washington blank check corporation. Since 1996, Mr. Kaufman has been employed as President of Tarared, Inc., business consultants providing consulting and administrative services on a project-by-project basis. From 1991 to 1996, Mr. Kaufman was employed as a mortgage broker in Spokane, Washington. Mr. Kaufman's duties included managing all office administration for Farwest Mortgage and loan organization. From 1988 to 1993, Mr. Kaufman was also employed on a part-time basis as Director of the Music Department of Millman Jewelers - EZ Loans located in Spokane, Washington. In 1991, Mr. Kaufman was employed as Special Projects Facilitator, Seafirst Bank - Investment Division, Seattle, Washington. Mr. Kaufman graduated from Spokane Community College in 1988 with an Associates of Arts degree.

ITEM 6.   EXECUTIVE COMPENSATION.

Summary Compensation.

     The following table sets forth the compensation paid by the Company from inception on March 19, 1999 through December 31, 1999, for each officer and director of the Company. This information includes the dollar value of base salaries, bonus awards and number of stock options granted, and certain other compensation, if any.

                     SUMMARY COMPENSATION TABLE

                                          Long-Term Compensation
          Annual Compensation           Awards              Payouts
Names                             Other   Under    Restricted          Other
Executive                         Annual  Options/ Shares or           Annual
Officer and                       Compen- SARs     Restricted  LTIP    Compen-
Principal      Year  Salary Bonus sation  Granted  Share       Payouts sation
Position       Ended (US$)  (US$) (US$)   (#)      Units (US$) (US$)   (US$)

Gary           1999  0      0     0       0        0           0       0
 Ruff          1998  0      0     0       0        0           0       0
President      1997  0      0     0       0        0           0       0

Albert J.      1999  0      0     0       0        0           0       0
 Schauble, Jr. 1998  0      0     0       0        0           0       0
Vice President 1997  0      0     0       0        0           0       0

Harold         1999  0      0     0       0        0           0       0
 Kaufman, Jr.  1998  0      0     0       0        0           0       0
Secretary/     1997  0      0     0       0        0           0       0
 Treasurer

Murray         1999  0      0     0       0        0           0       0
 Sternfeld     1998  0      0     0       0        0           0       0
 (Resigned)    1997  0      0     0       0        0           0       0

     The Company does not anticipate paying any salaries until it begins profitable operations and generating sufficient revenues to pay the same:

Gary Ruff                     President                $ -0-
Albert J. Schauble, Jr.       Vice President           $ -0-
Harold Kaufman Jr.            Secretary/Treasurer      $ -0-


     There are no other stock option plans, retirement, pension, or profit sharing plans for the benefit of the Company's officers and directors.

Long-Term Incentive Plan Awards.

     The Company does not have any long-term incentive plans that provide compensation intended to serve as incentive for performance.

Compensation of Directors.

     In general, the Directors do not receive any compensation for serving as members of the Board of Directors. The Board has not implemented a plan to award options to any Directors. There are no contractual arrangements with any member of the Board of Directors. See "Certain Relationships and Related Transaction."

ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     In April 1999, the Company issued 16,900,000 shares of common stock to Gary Ruff, the Company's President and Chief Executive Officer in consideration of $16,900.

     In April 1999, the Company issued 18,000,000 shares of common stock to Harold Kaufman, Jr., the Company's Secretary/Treasurer and Chief Financial Officer in consideration of $18,000.

     In March 2000, the Company entered into an agreement with Harold Kaufman, Jr., the Company's Secretary/Treasurer, wherein it was agreed that Mr. Kaufman would lease space at his home to the Company in consideration of an annual payment of $1,000.


ITEM 8.   LEGAL PROCEEDINGS.

     The Company is not a party to any pending or threatened litigation and to its knowledge, no action, suit or proceedings has been threatened against its officers and its directors.


ITEM 9.   MARKET PRICE FOR COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

     No market exists for the Company's securities and there is no assurance that a regular trading market will develop, or if developed, that it will be sustained. A shareholder in all likelihood, therefore, will be unable to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept the Company's securities as pledged collateral
for loans unless a regular trading market develops.       There are no
plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of the Company's securities. On January 4, 1999, the NASD amended its rules regarding listing of securities for trading on the Bulletin Board. Effective on January 4, 1999, securities of corporations will not be listed for trading on the Bulletin Board unless the corporation files reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Accordingly, the Company's common stock will not be listed for trading on the Bulletin Board until such time as this registration statement is declared effective by the Securities and Exchange Commission (the "Commission") and the Company has satisfied all comments made by the Commission.

SEC Rule 15g

     The Company's shares are covered by Section 15g of the Securities Act of 1933, as amended that imposes additional sales practice requirements on broker/dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses). For transactions covered by the Rule, the broker/dealer must make a special suitability determination for the purchase and have received the purchaser's written agreement to the transaction prior to the sale. Consequently, the Rule may affect the ability of broker/dealers to sell the Company's securities and also may affect the ability of purchasers to sell their shares in the secondary market.

     Section 15g also imposes additional sales practice requirements on broker/dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to understanding of the function of the penny stock market, such as "bid" and "offer" quotes, a dealers "spread" and broker/dealer compensation; the broker/dealer compensation, the broker/dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, the NASD's toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker/dealers and their associated persons.

     As of June 12, 2000, the Company has 19 holders of record of its Common Stock.

     The Company has not paid any dividends since its inception and does not anticipate paying any dividends on its Common Stock in the foreseeable future.


ITEM 10.  RECENT SALES OF UNREGISTERED SECURITIES.

     The Company has 38,362,000 shares of Common Stock issued and outstanding as of June 12, 2000. Of the 38,362,000 shares of the Company's Common Stock outstanding, 3,462,000 shares are freely tradeable and 34,900,000 shares can only be resold in compliance with Reg. 144 adopted under the Securities Act of 1933 (the "Act"), with the exception of the one year holding period thereunder.

     In April 1999, the Company sold 38,362,000 shares of its common stock to two officers/directors and seventeen other individuals in consideration of $108,400. All sales were made pursuant to Reg. 504 of the Securities Act of 1933 (the "Act") and all funds were received and deposited to its bank account prior to April 7, 1999.


ITEM 11.  DESCRIPTION OF SECURITIES.

Common Stock

     The authorized Common Stock of the Company consists of 100,000,000 shares of $0.00001 par value Common Stock. As of May 1, 2000,
38,362,000 shares are issued and outstanding.

     All shares have equal voting rights and are not assessable.
Voting rights are not cumulative and, therefore, the holders of more than 50% of the Common Stock could, if they chose to do so, elect all of the directors of the Company.

     Upon liquidation, dissolution, or winding up of the Company, the assets of the Company, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of the Company and have no right to require the Company to redeem or purchase their shares. The shares of Common Stock presently outstanding are fully paid and non-assessable.

Dividends

     Holders of the Common Stock are entitled to share equally in dividends when, as and if declared by the Board of Directors of the Company, out of funds legally available therefore. No dividend has been paid on the Common Stock since inception, and none is contemplated in the foreseeable future.

Transfer Agent

     The transfer agent for the Company's Common Stock is Pacific Stock Transfer Co., 5844 South Pecos Road, Suite D, Las Vegas, Nevada 89120 and its telephone number is (702) 361-3033.


ITEM 12.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The laws of the state of Nevada under certain circumstances provide for indemnification of the Company's Officers, Directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided for is contained herein, but this description is qualified in its entirety by reference to the Company's Articles of Incorporation and to the statutory provisions.

     In general, any Officer, Director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the Board of Directors, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified.

     The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct.

     The Company's Articles of Incorporation and Bylaws contain similar provisions for indemnification as described above.


ITEM 13.  FINANCIAL STATEMENTS.

     Financial Statements begin on following page.

The Board of Directors
Oil and Gas Seekers, Inc.
Spokane, WA

                    INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Oil and Gas Seekers, Inc. (an exploration stage company) as of December 31, 1999, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 19, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Oil and Gas Seekers, Inc. as of December 31, 1999, and the results of its operations and cash flows for the period from inception (March 19, 1999) through December 31, 1999 in conformity with generally accepted accounting principles.


/s/ Williams & Webster, P.S.
Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
March 30, 2000

                     OIL AND GAS SEEKERS, INC.
                   (An Exploration Stage Company)
                           BALANCE SHEET


                                             December 31,
                                             1999

ASSETS

CURRENT ASSETS
 Cash                                        $ 105,619
                                             ---------
 Total Current Assets                        $ 105,619
                                             ---------
TOTAL ASSETS                                 $ 105,619
                                             =========
LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
  Rent payable to related party              $   1,000
                                             ---------
 Total Current Liabilities                       1,000
                                             ---------
 COMMITMENTS AND CONTINGENCIES                      -

 STOCKHOLDERS' EQUITY
  Common stock, $0.00001 par value;
   100,000,000 shares authorized,
   38,362,000 shares issued and
   outstanding                                     384
  Additional paid-in capital                   108,016
  Deficit accumulated during
   exploration stage                            (3,781)
                                             ---------
 Total Stockholders' Equity                    104,619
                                             ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $ 105,619
                                             =========


















   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                  (An Exploration Stage Company)
                      STATEMENT OF OPERATIONS

                                             Inception
                                             (March 19, 1999)
                                             to December 31, 1999

REVENUES                                     $       -
GENERAL AND ADMINISTRATIVE  EXPENSES
 Rent                                             1,000
 Taxes and licenses                                  85
 Legal fees                                       1,916
 Transfer agent fees                                745
 Miscellaneous                                       35
                                             ----------
 Total Expenses                                   3,781
                                             ----------
NET LOSS                                     $   (3,781)
                                             ==========
BASIC AND DILUTED LOSS PER
 COMMON SHARE                                $      nil
                                             ==========
WEIGHTED AVERAGE NUMBER
 OF BASIC AND DILUTED COMMON
 SHARES OUTSTANDING                          37,992,000
                                             ==========





























   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (An Exploration Stage Company)
                 STATEMENT OF STOCKHOLDERS' EQUITY

                                                          Deficit
                                                          Accumulated
                   Common Stock            Additional     During
               Number                      Paid-in        Exploration
               of shares    Amount         Capital        Stage      Total

Stock issued in
 March 1999 for
 an average of
 $0.003 per
 share         38,362,000   $ 384          $ 108,016      $     -   $  108,400
Net loss for the
 year ending
 12/31/99              -       -                  -         (3,781)     (3,781)
               ----------   -----          ---------      --------  ----------
Balance,
 12/31/99      38,362,000   $ 384          $ 108,016      $ (3,781) $  104,619
               ==========   =====          =========      ========  ==========


































   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                   (An Exploration Stage Company)
                      STATEMENT OF CASH FLOWS

                                                       Inception
                                                       (March 19,
                                                       1999) to
                                                       December 31,
1999

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                                              $  (3,781)
 Adjustments to reconcile net loss to net
  cash used by operating activities:
 Increase in rent payable                                  1,000
                                                       ---------
Net cash used by operating activities                     (2,781)
                                                       ---------
CASH FLOWS FROM INVESTING ACTIVITIES:                         -
                                                       ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sales of common stock                     108,400
                                                       ---------
Net cash provided by financing activities                108,400
                                                       ---------
 Net increase in cash                                  $ 105,619
 Cash beginning of period                                     -
                                                       ---------
 Cash at end of period                                 $ 105,619
                                                       =========
Supplemental cash flow disclosures:
 Income taxes paid                                     $      -
                                                       =========
 Interest paid                                         $      -
                                                       =========





















   The accompanying notes are an integral part of these financial statements.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999


NOTE 1    ORGANIZATION AND DESCRIPTION OF BUSINESS

Oil and Gas Seekers, Inc. (hereinafter "the Company") was incorporated on March 19, 1999 under the laws of the State of Nevada for the purpose of acquiring, exploring and developing natural resource properties.
The Company maintains an office in Spokane, Washington. The Company's fiscal year end is December 31.

NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Oil and Gas Seekers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Exploration Stage Activities

The Company has been in the exploration stage since its formation in March 1999 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon location of a commercial reserve, the Company expects to actively prepare the site for extraction and enter a development stage.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share is the same, as there were no common stock equivalents outstanding.

Revenues

As noted in its statement of operations, Oil and Gas Seekers, Inc. has not produced any revenue in the period ended December 31, 1999. When the Company does produce revenue, sales will be recognized at the point of passage of title specified in the contract.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999


NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Inventories

At the point the Company obtains inventories, they will be valued at the lower of cost or market. The cost of inventories of crude oil and petroleum products will be determined on the last-in, first-out (LIFO) method.

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At December 31, 1999, the Company had net operating loss of approximately $3,700. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company will determine impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Exploration Costs

In accordance with generally accepted accounting principles, the Company will expense exploration costs as incurred.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999


NOTE 2    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Environmental Expenditures

The Company will accrue for environmental remediation liabilities when it is probable that such liability exists, based on past events or known conditions, and the amount of such loss can be reasonably estimated. If the Company can only estimate a range of probable liabilities, the minimum, undiscounted expenditure necessary to
satisfy the Company's future obligation is accrued.   Due to the fact
that the Company has not started any production activities, there are no known liabilities at December 31, 1999.

NOTE 3    COMMON STOCK

In March 1999, 38,362,000 shares of common stock were issued for cash at an average price of $0.003 per share.

NOTE 4    RELATED PARTIES AND RENT PAYABLE

The Company occupies office space provided by Mr. Harold Kaufman Jr.,
the Secretary of the Company, at a rate of $1,000 per year.   At
December 31, 1999 this rent amount had not been paid and was accrued as a related party payable.

NOTE 5    YEAR 2000 ISSUES

Like other companies, Oil and Gas Seekers, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no known adverse conditions caused by the year 2000 issue.

NOTE 6    CONCENTRATION OF CREDIT RISK FOR CASH HELD AT BANKS

The Company maintains cash balances at one bank. Accounts are insured by the Federal Deposit Insurance Corporation up to $100,000. At
December 31, 1999 the cash balance exceeded this insured amount by $5,619.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                         December 31, 1999


NOTE 7 - SUBSEQUENT EVENTS

On March 31, 2000, the Company acquired for $15,000 in cash a 100% leasehold interest and a 78% net revenue interest in a lease containing oil and gas rights in Stephens County, Texas. The lease is limited to two years and can be extended under certain circumstances in the event of actual drilling or production.

Board of Directors
Oil and Gas Seekers, Inc.
2810 South Madison
Spokane, WA 99203-1361

Independent Accountant's Review Report


We have reviewed the accompanying balance sheet of Oil and Gas Seekers, Inc. (an exploration stage company) as of March 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the three months ended March 31, 2000, and for the period from March 19, 1999 (inception) to March 31, 2000. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

The financial statements for the period ended December 31, 1999 were audited by us and we expressed an unqualified opinion on them in our report dated March 30, 2000, but we have not performed any auditing procedures since that date.


/s/ Williams and Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
April 26, 2000

                     OIL AND GAS SEEKERS, INC.
                  (An Exploration Stage Company)
                           BALANCE SHEETS

                                           March 31,   December 31,
                                             2000          1999
                                          (Unaudited)

ASSETS
 CURRENT ASSETS
  Cash                                    $    78,299  $   105,619
                                          -----------  -----------
  Total Current Assets                         78,299      105,619
                                          -----------  -----------
PROPERTY, PLANT AND EQUIPMENT
  Oil and gas lease                            15,000          -
                                          -----------  -----------
  Total Property Plant and Equipment           15,000          -
                                          -----------  -----------
    TOTAL ASSETS                               93,299  $   105,619
                                          ===========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
  Rent payable to related party           $     1,250  $     1,000
                                          -----------  -----------
   Total Current Liabilities                    1,250        1,000
                                          -----------  -----------
 COMMITMENTS AND CONTINGENCIES                    -            -
                                          -----------  -----------
STOCKHOLDERS' EQUITY
  Common stock, $0.00001 par value;
   100,000,000 shares authorized,
   38,362,000 shares issued and
   outstanding                                    384          384
  Additional paid-in capital                  108,016      108,016
  Deficit accumulated during
   exploration stage                          (16,351)      (3,781)
                                          -----------  -----------
   Total Stockholders' Equity                  92,049      104,619
                                          -----------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS'
  EQUITY                                  $    93,299  $   105,619
                                          ===========  ===========













      See accompanying notes and accountant's review report.

                     OIL AND GAS SEEKERS, INC.
                  (An Exploration Stage Company)
                      STATEMENTS OF OPERATIONS



                                 Three-months   Period    Inception
                                    ended        ended   (3-19-1999)
                                  3-31-2000   12-31-1999 to 3-31-2000
                                 (Unaudited)             (Unaudited)


REVENUES                         $       -   $      -    $       -
                                 ----------- ----------- -----------
GENERAL AND ADMINISTRATIVE EXPENSES
 Rent                                    250       1,000       1,250
 Taxes and licenses                      -            85          85
 Accounting expense                    2,010         -         2,010
 Legal fees                           10,000       1,916      11,916
 Transfer agent fees                     285         745       1,030
 Miscellaneous                            25          35          60
                                 ----------- ----------- -----------
  Total Expenses                      12,570       3,781      16,351
                                 ----------- ----------- -----------
LOSS BEFORE INCOME TAXES             (12,570)     (3,781)    (16,351)
INCOME TAXES                             -           -           -
                                 ----------- ----------- -----------
NET LOSS                         $   (12,570)$    (3,781)$   (16,351)
                                 =========== =========== ===========
BASIC AND DILUTED NET LOSS PER
 COMMON SHARE                    $       nil $       nil $       nil
                                 =========== =========== ===========
WEIGHTED AVERAGE NUMBER
 OF BASIC AND DILUTED COMMON
 SHARES OUTSTANDING               38,362,000  37,992,000  38,095,600
                                 =========== =========== ===========




















       See accompanying notes and accountants review report.

                    OIL AND GAS SEEKERS, INC.
                  (An Exploration Stage Company)
                 STATEMENTS OF STOCKHOLDERS, EQUITY

                                                     Deficit
                                                     Accumulated
                           Common Stock  Additional  During
                       Number            Paid-in     Exploration
                       of Shares  Amount  Capital    Stage      Total


Stock issued in March
 1999 for an average of
 $0.003 per share       38,362,000  $  384  $ 108,016  $   -   $ 108,400
Net loss for the Year
 ending December 31, 1999      -       -          -     (3,781)   (3,781)
                        ----------  ------  ---------  ------- ---------
Balances at
 December 31, 1999      38,362,000     384    108,016   (3,781)  104,619
Net loss for the three
 months ending
 March 31, 2000                -       -          -    (12,570)  (12,570)
                        ----------  ------  --------- -------- ---------
Balances at March 31,
 2000 (Unaudited)       39,362,000  $  384  $ 108,016 $(16,351)$  92,049
                        ==========  ======  ========= ======== =========






























      See accompanying notes and accountant's review report.

                     OIL AND GAS SEEKERS INC.
                   (An Exploration Stage Company)
                      STATEMENTS OF CASH FLOWS


                                  Three-months  Period     Inception
                                    ended       ended     (3-19-1999)
                                   3-31-2000  12-31-1999 to 3-31-2000
                                  (Unaudited)             (Unaudited)


CASH FLOWS FROM OPERATING ACTIVITIES:
 Net loss                        $  (12,570) $   (3,781) $   (16,351)
 Adjustments to reconcile
  net loss to net cash used
  by operating activities:
 Increase in rent payable               250       1,000        1,250
                                 ----------  ----------  -----------
 Net cash used by operating
  activities                        (12,320)     (2,781)     (15,101)
                                 ----------  ----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of oil and gas lease      (15,000)        -        (15,000)
                                 ----------  ----------  -----------
 Net cash used by investing
  activities                        (15,000)        -        (15,000)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Proceeds from sales of
  common stock                          -       108,400      108,400
                                 ----------  ----------  -----------
 Net cash provided by financing
  activities                            -       108,400      108,400
                                 ----------  ----------  -----------
 Net increase (decrease) in cash    (27,320)    105,619       78,299
 Cash beginning of period           105,619         -            -
                                 ----------  ----------  -----------
 Cash at end of period           $   78,299  $  105,619  $    78,299
                                 ==========  ==========  ===========
Supplemental cash flow disclosures:
 Income taxes paid               $      -    $      -    $       -
                                 ==========  ==========  ===========
 Interest paid                   $      -    $      -    $       -
                                 ==========  ==========  ===========













      See accompanying notes and accountant's review report.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31,2000

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Oil and Gas Seekers, Inc. (hereinafter "the Company") was incorporated on March 19, 1999 under the laws of the State of Nevada for the purpose of acquiring, exploring and developing natural resource properties. The Company had no activity, other than common stock sales, prior to April 1, 1999 (See Note 3). The Company maintains an office in Spokane, Washington. The Company's fiscal year-end is December 31.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Oil and Gas Seekers, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Exploration Stage Activities

The Company has been in the exploration stage since its formation in March 1999 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition, exploration and development of natural resource properties. Upon location of a commercial reserve, the Company expects to actively prepare the site for extraction and enter a development stage.

Accounting Method

The Company's financial statements are prepared using the accrual method of accounting.

Loss Per Share

Loss per share was computed by dividing the net loss by the weighted average number of shares outstanding during the period. The weighted average number of shares was calculated by taking the number of shares outstanding and weighting them by the amount of time that they were outstanding. Basic and diluted loss per share is the same, as there were no common stock equivalents outstanding.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000



NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenues

As noted in its statement of operations, Oil and Gas Seekers, Inc. has not produced any revenue in the period ended December 31, 1999 or in the quarter ended March 31, 2000. When the Company does produce revenue, sales will be recognized at the point of passage of title specified in the contract.

Inventories

At the point the Company obtains inventories, they will be valued at the lower of cost or market. The cost of inventories of crude oil and petroleum products will be determined on the last-in, first-out
(LIFO) method.

Cash and Cash Equivalents

For purposes of its statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Provision for Taxes

At March 31, 2000, the Company had net operating loss of approximately $16,000. No provision for taxes or tax benefit has been reported in the financial statements, as there is not a measurable means of assessing future profits or losses.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Accordingly, upon settlement, actual results may differ from estimated amounts.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impaired Asset Policy

In March 1995, the Financial Accounting Standards Board issued a statement titled "Accounting for Impairment of Long-lived Assets." In complying with this standard, the Company will review its long-lived assets quarterly to determine if any events or changes in circumstances have transpired which indicate that the carrying value of its assets may not be recoverable. The Company will determine impairment by comparing the undiscounted future cash flows estimated to be generated by its assets to their respective carrying amounts.

Exploration Costs

In accordance with generally accepted accounting principles, the Company will expense exploration costs as incurred.

Derivative Instruments

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This new standard establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheets and measure those instruments at fair value.

At March 31, 2000, the Company has not engaged in any transactions that would be considered derivative instruments or hedging activities.

Interim Financial Statements

The interim financial statements as of and for the three months ended March 31, 2000, included herein have been prepared for the Company, without audit. They reflect all adjustments, which are, in the opinion of management, necessary to present fairly the results of operations for these periods. All such adjustments are normal recurring adjustments. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the full fiscal year.

                     OIL AND GAS SEEKERS, INC.
                 (AN EXPLORATION STAGE ENTERPRISE)
                 NOTES TO THE FINANCIAL STATEMENTS
                           March 31, 2000

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Environmental Expenditures

The Company will accrue for environmental remediation liabilities when it is probable that such liability exists, based on past events or known conditions, and the amount of such loss can be reasonably estimated. If the Company can only estimate a range of probable liabilities, the minimum, undiscounted expenditure necessary to
satisfy the Company's future obligation is accrued.   Due to the fact
that the Company has not started any production activities, there are no known liabilities at March 31, 2000.

NOTE 3 - COMMON STOCK

In March 1999, 38,362,000 shares of common stock were issued for cash at an average price of $0.003 per share.

NOTE 4 - RELATED PARTIES AND RENT PAYABLE

The Company occupies office space provided by Mr. Harold Kaufman Jr.,
the Secretary of the Company, at a rate of $1,000 per year.   At
March 31, 2000 this rent amount had not been paid and was accrued as a related party payable.

NOTE 5 - YEAR 2000 ISSUES

Like other companies, Oil and Gas Seekers, Inc. could be adversely affected if the computer systems the Company, its suppliers or customers use do not properly process and calculate date-related information and data from the period surrounding and including January 1, 2000. This is commonly known as the "Year 2000" issue. Additionally, this issue could impact non-computer systems and devices such as production equipment and elevators, etc. Any costs associated with Year 2000 compliance are expensed when incurred. At this time, there have been no known adverse conditions caused by the year 2000 issue.

NOTE 6 - OIL AND GAS LEASE

On March 31, 2000, the Company acquired for $15,000 in cash a 100% leasehold interest and a 78% net revenue interest in a lease containing oil and gas rights in Stephens County, Texas. The lease is limited to two years and can be extended under certain circumstances in the event of actual drilling or production.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     There have been no disagreements on accounting and financial disclosures through the date of this Registration Statement.


ITEM 15.  FINANCIAL STATEMENTS AND EXHIBITS.

(1)  List of Financial Statements

Independent Auditors' Report
Balance Sheet
Statement of Income
Statement of Cash Flows
Statement of Shareholders' Equity
Notes to Financial Statements

(2)  List of Exhibits.

Exhibit No.    Description

3.1 *          Articles of Incorporation.

3.2 *          Bylaws.

4.1 *          Specimen Stock Certificate.

10.1 *         Oil and Gas Lease.

27.1 *         Financial Data Schedule.

* Previously filed.

                            SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                              OIL AND GAS SEEKERS, INC.


                              BY: /s/ Gary Ruff
                                   Gary Ruff, President and Chief
                                   Executive Officer


     Pursuant to the requirements of the Securities Exchange Act of 1934, this Form 10-SB/A-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures               Title                         Date


/s/ Gary Ruff
Gary Ruff                President, Chief Executive    07/10/2000
                         Officer and a member of the
                         Board of Directors



/s/ Harold Kaufman
Harold Kaufman, Jr.      Secretary/Treasurer, Chief    07/10/2000
                         Financial Officer and a
                         Member of the Board of
                         Directors


______________________
Albert J. Schauble, Jr.  Vice President and a member   07/____/2000
                         of the  Board of Directors